Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Three‑Month Period Ended March 31, 2022

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter together – “the Group”), as at March 31, 2022 and for the three-month period then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”). The three‑month period ended March 31, 2022 will be referred to hereinafter as – “the Period of the Report”.

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the Period of the Report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, as analyzed from the Group’s standpoint, and is presented based on the assumption that the reader has the Company’s Periodic Report for 2021 which was published on March 27, 2022 (Reference No.: 2022-01-029931), (hereinafter – “the Consolidated Financial Statements for 2021” and “the Periodic Report for 2021”, respectively)1, which includes, among other things, the Description of the Company’s Business part, the Report of the Board of Directors and the financial statements for the year ended December 31, 2021, which were attached to the Company’s Periodic Report for 2021. The information included in the Periodic Report and the Consolidated Financial Statements for 2021 is included herein by reference.

Presented together with this report are the consolidated interim financial statements of the Company and its subsidiaries for the three‑month period ended March 31, 2022 (hereinafter – “the Interim Statements”), and on the assumption that this Report is read together with the Periodic Report for 2021. In certain cases, details are provided regarding events that took place after the date of the Interim Statements and shortly before the submission date of the report. The Interim Statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with Part D of the Reporting Regulations. In this report, the term “dollar” means the United States dollar.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the submission date of this report and there is no certainty they will materialize or the actual manner of their materialization, which could be different, even significantly, from that stated in this report – this being due to, among other things, changes in market conditions, regulatory factors, risk factors applicable to the Company’s activities and/or factors that are not under the Company’s control.

Except for the reviewed data from the Interim Statements appearing in this report, the data of Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

[1]
It is noted that in some of the cases an additional description was provided in order to present a more comprehensive picture of the matter being addressed. References to Immediate Reports in this Report include the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

The Company is engaged in two areas of activity that are reported as business segments in its financial statements: (1) generation and supply of electricity and energy in Israel – the Company manages its activities in Israel mainly through the subsidiary, OPC Power Plants Ltd. (formerly – OPC Israel Energy Ltd.) (hereinafter – “OPC Power Plants”), which as at the date of the report is wholly owned by the Company. It is noted that the Company includes the activities of Gnrgy, the shares of which (as at the date of the report – about 51% of Gnrgy’s shares) were acquired in 2021 in the area of the activities in Israel; and (2) generation and supply of electricity and energy in the United States – as at the date of the report the Company manages its activities in the U.S. through CPV Group LP (“the CPV Group”), which is held at the rate of 70% (indirectly) by the Company2. For details regarding a description of the Company’s activities in its activity areas – see Sections 2.2, 7 and 8 to Part A (Description of the Company’s Business of the Periodic Report for 2021.

For details regarding entry into a transaction with Veridis Power Plants Ltd. for investment and a structural change in the area of the activities in Israel – see Section 3B to the report below, the Company’s Immediate Report dated February 6, 2022 (Reference No.: 2022-01-013593), Section 2.4.3 of Part A in the Periodic Report for 2021 and the Immediate Report dated May 9, 2022 (Reference No.: 2022-01-045294). As at the date of the report, the transaction had not yet been completed and it is subject to preconditions that have not yet been fulfilled.

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter

1)        Operating projects

Set forth below are main details with reference to the operating projects in Israel:

		Rate of	Presentation
		holdings	format
		of OPC	in the		Type of	Year of
	Capacity	Power	financial		project/	commercial
Project	(MW)[3]	Plants	statements	Location	technology	operation

OPC Rotem Ltd. (“Rotem”)	466	[4]80%	Subsidiary	Rotem Plain	Natural gas, combined cycle	2013

OPC Hadera Ltd. (“Hadera”5)	144	100%	Subsidiary	Hadera	Natural gas, cogeneration	2020

2 The said rate of holdings does not take into account the profit participation units that were issued to employees of the CPV Group, as stated in Note 18C to the consolidated financial statements for 2021.
3 Based on that provided in the relevant generation license.
4 The rate of holdings of OPC Power Plants in Rotem will increase to 100% after completion of the Veridis transaction, subject to the preconditions, as detailed in Section 3B below.
5 In addition, Hadera holds the Energy Center (boilers and turbines located on the premises of Infinia Works Ltd. (formerly – Hadera Paper Mills Ltd.)), which serves as back‑up for supply of steam from the Hadera power plant. It is noted that the turbine in the Energy Center is not operating.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

1)        Operating projects (Cont.)

Set forth below are main details with reference to the operating projects in the United States:

			Presentation
		Rate of	format
		holdings	in the		Type of	Year of	Restricted
	Capacity	of	financial		project/	commercial	market[6]
Project	(MW)	CPV	statements	Location	technology	operation	customer

CPV Fairview LLC (“Fairview”)	1,050	25%	Associated company	Pennsylvania	Conventional powered by natural gas in a combined cycle[7]	2019	PJM MAAC

CPV Towantic LLC (“Towantic”)	805	26%	Associated company	Connecticut	Conventional powered by natural gas (two fuels) combined cycle	2018	ISO‑NE CT

CPV Maryland LLC (“Maryland”)	745	25%	Associated company	Maryland	Conventional powered by natural gas combined cycle	2017	PJM SW MAAC

CPV Shore Holdings LLC (“Shore”)	725	37.53%	Associated company	New Jersey	Conventional powered by natural gas combined cycle	2016	PJM EMAAC

CPV Valley Holdings LLC (“Valley”)	720	50%	Associated company	New York	Conventional powered by natural gas (two fuels) combined cycle	2018	NYISO Zone G

CPV Keenan II Renewable Energy Company LLC (“Keenan”)	152	100%	Subsidiary	Oklahoma	Wind	2010	SPP (long‑term PPA)

[6]	For additional details regarding the relevant area of activities of each project in the restricted market – see Part 6 below.
[7]	The possibility exists for a mix of ethane of up to 25%.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)        Initiation and construction projects

Main details with reference to the initiation and construction projects in Israel8:

Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	March 31,
for						of the	Main	cost	2022
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[9]	Location	Technology	operation	consumer	millions)	millions)

Zomet Energy Ltd. (“Zomet”)	Under construction	≈ 396	100%	Plugot Intersection	Conventional with open cycle	The first quarter of 2023	The System Operator[10]	[11]≈ 1,500	[12]≈ 1,191

[8]
That stated in this report in connection with projects that have not yet reached operation (Zomet, Sorek, facilities for generation of energy on the consumer’s premises, Rotem 2 and Hadera 2), including with reference to the expected operation date and the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assumptions as at the publication date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects may not occur or may occur in a manner different than that stated above due to, among other things, dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing,  completion of construction work, final costs in respect of development, construction and land, and the terms of undertakings with main suppliers and there is no certainty they will be fulfilled, the manner of their fulfillment or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, various factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risk and/or regulatory risks the Coronavirus crisis and the impacts thereof on, among other things, the supply chain and transport (deliveries). For additional regarding risk factors, including the risk factors involved in construction projects – see Section 19.3 of Part A of the Periodic Report for 2021. It is clarified that delays in completion of the projects could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including, authorities, lenders, yard consumers and others) in connection with the projects.

9  Companies consolidated in the Company’s financial statements.
10 Noga Management of Electricity Systems Ltd.
[11]
The estimate of the costs, as stated, does not take into account half of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees, while as at the submission date of the report the Company had filed a legal appeal of the assessment. For additional details – see Section 8.11.6 to Part A of the Periodic Report for 2021.

[12]	Not including amounts relating to milestones provided in the Zomet Power Plant construction agreement that were partially completed.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)        Initiation and construction projects (Cont.)

Main details with reference to the initiation and construction projects in Israel6: (Cont.)

Total cost of
Power						Date/		Total	the investment
plants/						expectation		expected	as at
facilities						of the start		construction	March 31,
for						of the	Main	cost	2022
generation		Capacity	Rate of			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	holdings[8]	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	100%	On the premises of the Sorek B seawater desalination facility	Cogeneration	The fourth quarter of 2023	Yard consumers and the System Operator	≈ 200	≈ 46

Facilities for generation of energy located on the consumer’s premises	In various stages of initiation / development	Projects with a cumulative scope of about 102 megawatts. The Company intends to act to expand projects with a scope of at least 120 megawatts[13]	[14]100%	On the premises of consumers throughout Israel	Conventional and renewable energy (solar, storage)	Gradually starting from the fourth quarter of 2022	Yard consumers also including Group customers	An average of about NIS 4 per megawatt	≈ 65

[13]
Every facility with a capacity of up to 16 megawatts. The Company’s intention, as stated, reflects its intention as at the publication date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the publication date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. As stated, as at the date of the report, all of the preconditions for execution of the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled, and the fulfillment thereof is subject to various factors, such as, licensing, connection and construction processes.

[14]
The Company operates based on an inter‑company arrangement the purpose of which is to arrange the manner of the settlements deriving from construction of the generation facilities by the Company on the premises of Rotem’s customers (which as at the date of the report is held by the Company (indirectly) at the rate of 80%).

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)        Initiation and construction projects (Cont.)

Main details with reference to the initiation and construction projects in Israel6: (Cont.)

Power
plants/
facilities
for
generation		Rate of
of energy	Status	holdings[15]	Location	Technology[16]	Additional information

OPC Hadera Expansion Ltd. (“Hadera 2”)	In initiation	100%	Hadera, adjacent to the Hadera Power Plant	Conventional with storage capability
On December 27, 2021, the plenary National Infrastructures Committee decided to submit NIP 20B for government approval pursuant to Section 76C(9) of the Planning and Building Law, 1965 (“the Planning and Building Law”). For additional details, including in connection with a petition filed with the Supreme Court sitting as the High Court of Justice against the decision of the National Infrastructures Board and others (including Hadera 2) – see Section 7.3.11.1 to Part A of the Periodic Report for 2021. Pursuant to the decision of the Supreme Court on May 15, 2022, the petitioner is required to notify the Court, whether it agrees to cancel the petition while preserving its contentions. Further to that stated, on May 24, 2022, the petitioner gave notice that it requests to continue with the process.

AGS Rotem Ltd. (“Rotem 2”)	In initiation	80%	Rotem Plain, adjacent to the Rotem Power Plant	Being examined further to the decision of the National Infrastructures Committee
On December 27, 2021, the plenary National Infrastructures Committee decided to reject NIP 94, which advanced Rotem 2, however it requested that the developer examine the possibility of using additional technologies on the site. As at the date of the report, the Company is studying the National Infrastructures Committee’s decision and is examining the possibilities, including advancing a power plant using “green technology” with low emissions and/or an electricity storage facility. For additional details – see Section 7.3.11.2 to Part A of the Periodic Report for 2021.

[15]	Companies consolidated in the Company’s financial statements.
16 It is clarified that the characteristics (including the capacity and/or the technology) of the Rotem 2 and Hadera 2 projects, which are in the initial initiation stages, and the advancement of which is subject to, among other things, planning and licensing processes and connection assurance, are subject to changes.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)        Initiation and construction projects (Cont.)

Main details with reference to the construction projects in the United States:17

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	March 31,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[18]	millions)

CPV Three Rivers LLC (“Three Rivers”)	1,258	10%	Associated company	Illinois	Natural gas, combined cycle	The second quarter 2023	PJM ComEd	≈ 4,107 (≈ $1,293 million)	≈ 2,698 (≈ $849 million)

[17]
Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on March 31, 2022 – $1 = NIS 3.176. The information presented below regarding projects under construction, including regarding the expected commercial structure, the projected commercial operation date and the expected construction costs, including “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group, and it is also based on plans the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, regulatory changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, weather events, the Coronavirus crisis (including indirect impacts on the supply chain, transport and raw‑material prices), etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the date of the report had not yet been fulfilled and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 8.20 of Part A of the Periodic Report for 2021.

18 Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)          Initiation and construction projects (Cont.)

Main details with reference to the construction projects in the United States15

								Total	Amount of
								estimated	the investment
								construction	in the
		Rate of	Presentation					cost for	project at
		holdings	format			Expected		100% of the	March 31,
		of the	in the			commercial		project	2022
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[16]	millions)

CPV Maple Hill Solar LLc (“Maple Hill”)	126 MWdc[19]	[20]100%	Consolidated	Pennsylvania	Solar	The start of partial operation in the second half of 2022 and full operation in the second half of 2023[21]	PJM MAAC	≈ 635 (≈ $200 million)[22]	≈ 281 (≈ $89 million)

[19]	About 100 MWac.
[20]
As at the publication date of the report, the CPV Group had signed an agreement of principles with a “tax partner” (“Tax Equity Partner”) for investment of about $45 million in the project, where as at the submission date the undertaking is subject to completion of the negotiations and signing of the binding agreements. For additional details – see Section 8.13.7 to Part A of the Periodic Report for 2021.

[21]
For details regarding changes in the expected format and dates for operation of the project due to factors relating to the project’s supplier of the panels – see Section 4H of this report below. The expected operation date of Maple Hill could be delayed even beyond that stated, including as a result of regulatory factors, changes due to market conditions relating to raw materials and supply chains, the Coronavirus crisis or completion of the process of connection with the network by PJM. Delays could impact Maple Hill’s ability to comply with certain availability (capacity) commitments with third parties and could cause, among other possible consequences, payment of agreement compensation. For additional details – see Section 8.1.1.6 to Part A of the Periodic Report for 2021, and Section 4A below.

[22]
The expected cost of the investment in the project is subject to changes due to, among other things, the final costs involved in supply of the solar panels, as a result of that stated in Section 4H of this report, in the construction and/or connection work. Furthermore, as at the date of the report, the development fees to the CPV Group are estimated at the aggregate amount of about $35 million and are included in the above amount. That stated with reference to the amount of the development fees to the credit of (to the benefit of) the CPV Group constitutes “forward‑looking” information, which is based on estimates of the CPV Group as at the date of the report, and that is subject to the final conditions determined, if in fact determined, in a binding agreement with the tax partner, which has not yet been signed.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

2)	Initiation and construction projects (Cont.)

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the date of the report23:

Technology	Advanced[24]	Early stage	Total

Solar[25]	1,300	1,700	3,000
Wind	250	–	250
Total renewable energy	1,550	1,700	3,250
Natural gas	2,000	2,000	4,000
Storage	–	100–500	100–500

[23]
The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and development agreements), execution of construction processes and completion of the connection process, assurance of financing and receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company. It is noted that the Rogue’s Wind project, having a capacity of 114 megawatts that is in the development stages, as stated in Section 8.1.1.6C to Part A of the Periodic Report for 2021, is included in the above table. It is further noted that the construction and operation date of the Rogue’s Wind project is expected to be impacted by changes in the connection processes of PJM, as stated in this report below (similar to other projects in the PJM market).

[24]
In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). It is noted that that stated depends on, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the proposed working framework described in Section 8.2.2.1(A) of the of the Periodic Report for 2021 and in this report below, and their progress could be delayed as a result of this proposal. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

[25]
The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 1,050 MWac and about 1,340 MWac, respectively.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter:

A.
Update of tariffs for 2022 – on February 1, 2022, the annual update of the electricity tariffs of the Electricity Authority for 2022 entered into effect, according to which the generation component, increased at the rate of about 13.6%, and stood at NIS 0.2869 per kilowatt hour commencing from February 1, 2022. On May 1, 2022, an additional update to the electricity tariff for the rest of 2022 entered into effect, as a result of reduction of the excise tax on use of coal, due to a draft Excise Tax on Fuel Order, which was published by the Ministry of Finance as part of the government’s plan to combat the high cost of living. The generation component after the reduction is NIS 0.2764 per kilowatt hour, a reduction of 3.7% from the tariff determined on February 1, 2022, as stated above. In its notification, the Authority noted that the coal prices rose by 45% from the price that was recognized for Israel Electric Company Ltd. (hereinafter – “the Electric Company”) for 2022, an increase reflecting an additional increase of 7% from the current tariff. Despite that stated above, the Authority believes that in light of the uncertainty regarding continuation of the war in the Ukraine and the impact thereof on the energy prices, it would be wise to wait before making an additional increase to the electricity tariff. For additional details regarding the generation tariff and its impact on the Company’s activities – see Section 7.2.4 of Part A of the Periodic Report for 2021 and Note 8A(1) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

B.
Transaction for investment and a structural change in the area of activities in Israel – on May 8, 2022, the Company entered into a transaction for investment and a structural change in the area of the Company’s activities in Israel (hereinafter – “the Investment Agreement”) with Veridis Power Plants Ltd. (“Veridis”)[26]. For purposes of execution of the transaction that is the subject of the Investment Agreement, a new company – OPC Holdings Israel Ltd. (“OPC Holdings Israel”), which as at the date of the report is a company that is 100% held by the Company, and under which all of the Company’s activities will be placed in the area of generation and supply of electricity and energy in Israel, subject to completion of the transaction. For purposes of completion of the transaction, the following actions will be executed, where such actions are interconnected one with the other: the Company will transfer to OPC Holdings Israel its activities in the area of generation and supply of electricity in Israel[27]; Veridis will transfer to OPC Holdings Israel (which it will hold directly or indirectly) its holdings and rights in Rotem and will make a cash investment in OPC Holdings Israel in the amount of NIS 425 million (subject to adjustments provided in the Investment Agreement) (hereinafter – “the Investment Amount”), against issuance of 20% of the issued share capital OPC Holdings Israel to Veridis, such that on the completion date of the transaction the Company will hold 80% of the issued share capital of OPC Holdings Israel and Veridis will hold 20% of the issued share capital of OPC Holdings Israel. It is noted that the amount of NIS 400 million out of the Investment Amount will be used by Rotem to repay (pro rata) part of the shareholders’ loans the Company and Veridis made to Rotem in 2021. On the completion date of the transaction, a shareholders’ agreement is also expected to be signed between the Company and Veridis that will govern their relationships in OPC Holdings Israel.

[26]
To the best of the Company’s knowledge, Veridis is a company that is wholly‑owned by Veridis Environment Ltd., the securities of which are traded on the Tel‑Aviv Stock Exchange Ltd. As at the date of the report, Veridis holds 20% of the issued share capital of Rotem and Rotem 2 (together – “the Rotem Companies”).

[27]
In this framework, the Company will transfer to OPC Holdings Israel, among other things, shares of OPC Power Plants (through which most of the Company’s activities in the area of generation and supply of electricity and energy in Israel (including Rotem Power Plan, Hadera Power Plant, the construction of the Zomet Power Plant project and construction of the Sorek generation facility) are carried on). Also transferred will be the Company’s holdings in Rotem 2, the Company’s holdings in Gnrgy Ltd., and additional activities in the area of the Company’s activities in Israel, such as activities involving construction of generation facilities on the premises of the consumers, virtual supply of electricity activities, and others (“the Transferred Activities”). It is noted that transfer of part of the Transferred Activities is designated to be executed in accordance with a pre‑ruling that has been requested from the Taxes Authority in Israel whereby there will be no tax liability as a result thereof.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

B.	(Cont.)

Transaction for investment and a structural change in the area of activities in Israel (Cont.)

The shareholders’ agreement provides, among other things, certain restrictions with respect to transfer of shares of OPC Holdings Israel, and stipulations regarding the composition of the Board of Directors of OPC Holdings Israel. Furthermore, the shareholders’ agreement provides that decisions regarding certain matters will require a special majority28, including decisions concerning certain interested‑party transactions, merger or liquidation, entry into a new area of activities and investments in projects in excess of certain amounts and pursuant to the conditions set forth. In addition, principles were provided for execution of distributions by OPC Holdings Israel, arrangements concerning areas of activities of the Company and the parties, and arrangements in connection with transfer of additional money to OPC Holdings Israel by the shareholders, including a dilution mechanism, pursuant to the conditions determined for this matter. As at the date of the report, completion of the transaction is subject to fulfillment of preconditions, within six months, as detailed in the Investment Agreement and, among other things, receipt of approvals of third parties for the actions defined in the agreement and receipt of approvals of authorities, if necessary, which have not yet been fulfilled. Accordingly, as at the publication date of the report, there is no certainty the transaction will be completed. For additional details regarding the transaction, the conditions for its completion and the terms of the shareholders’ agreement – see Section 2.4.3 of Part A of the Periodic Report for 2021, an Immediate Report dated May 9, 2022 (Reference No.: 2022-01-045294), and Note 9D to the Interim Statements.

28 So long as the holdings of Veridis does not fall below a threshold stated in the shareholders’ agreement.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

C.
Revision of Energean agreements – further to that stated in Note 28G to the consolidated reports for 2021 and in Section 7.14.6 of Part A of the Company’s Periodic Report for 2021, on May 10, 2022 a revision was signed to the agreements for purchase of natural gas of Rotem and Hadera with Energean Ltd. (“the Energean Agreements” and “Energean”, respectively), wherein, among other things, arrangements were provided relating to acceleration of reduction of the gas purchase quantities under the gas purchase agreement of Rotem and Hadera with the Tamar Group, as well as the following arrangements (“the Revision”)[29]. As stated in Sections 7.14.1 and 7.14.3 in Part A of the Periodic Report for 2021, Rotem and Hadera have agreements for purchase of natural gas with the Tamar Group (“the Tamar Agreements”). Pursuant to the Tamar Agreements, Rotem and Hadera are permitted to notify Tamar, up to December 31, 2022, of reduction of the part of the minimum annual contractual quantities, pursuant to the formulas stipulated in the Tamar Agreements (“the Reduction Notification”)[30], where reduction of the quantities will enter into effect at the end of the period provided in the separate agreement of each of Rotem and Hadera (12 and 8 months, respectively) (“the Actual Reduction Date”), as stated in the said Sections of the Periodic Report, which are presented herein by means of reference. In accordance with the Energean Agreements, Rotem and Hadera must deliver the Reduction Notification up to the flow date of the gas from the Karish reservoir, after completion of the test‑run period (“the Commercial Operation Date”).

As part of the Revision, it was provided that Rotem and Hadera will each give the Reduction Notification under the Tamar Agreements within 30 days of the Revision. The Revision also provides that commencing from the commercial operation date and up to the actual date of the reduction, Rotem and Hadera will be subject to a “take or pay” liability with respect to a certain quantity of natural gas31, while at the same time settlement arrangements were provided in connection with advancement of delivery of the Reduction Notification and with reference to acquisition of alternative gas by Rotem and Hadera in a case where the commercial operation date does not take place up to the actual date of the reduction. In addition, the Revision includes an option, which may be exercised up to the end of 2022, to purchase from Energean an additional immaterial quantity of natural gas, according to the terms of the agreement between Energean and Rotem. As part of the Revision, additional provisions were set forth, among others regarding the matter of a waiver of contentions and claims relating to the period prior to the Revision, and the circumstances were updated and the dates were postponed when the parties will be permitted to bring the Energean Agreements to an early conclusion due to a delay in the commercial operation date32.

Based on public information published by Energean as at the date of the report, the first gas from the Karish reservoir is expected in the third quarter of 2022.

[29]	Regarding Hadera, the Revision as stated in this report is subject to receipt of approval of Hadera’s lenders, which as at the date of the report had not yet been received.
[30]
It is clarified that the Tamar Agreements will continue to apply to the quantities that were not reduced pursuant to the reduction formulas stipulated in the Tamar Agreements, as stated above, and in Sections 7.14.1 and 7.14.3 of Part A of the Periodic Report for 2021.

[31]	A quantity that is not material to the Company and that relates to a quantity beyond the “take or pay” pursuant to the Tamar Agreements.
[32]	For details regarding contentions of the parties – see the said sections in the annual report.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

C.	(Cont.)

That stated above, including regarding dates (also with reference to the commercial operation date and/or the date of the flow of the first gas from the Karish Tanin reservoir) and/or the impact of the Revision on the Company, includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner of its realization, which is dependent on, among other things, factors that are not under the Company’s control, operating factors, third parties, etc. A delay in the commercial operation of the Karish Tanin reservoir (particularly a significant delay beyond the period of the Reduction Notification) could have a negative impact, even a significant one, on the activities and results of Rotem and Hadera and, accordingly, on the results of the Company’s activities.

D.
The Coronavirus and changes in prices and dates relating to raw materials and the global supply chain – in March 2020, the World Health Organization declared the Coronavirus to be a worldwide pandemic. Despite taking preventative measures in order to reduce the risk of spread of the virus, the virus continued to spread in number and in different waves and variants that developed, and it has caused significant business and economic uncertainty and volatility in the global markets. In the period of the report, the virus continued to cause global business and economic uncertainty. In the period of the report, some of the restrictions on movement (travel) and carrying on of business and trade in the Company’s areas of activity were lifted, where the remaining restrictions imposed recently are less severe than the restrictions imposed in the earlier waves of the virus. Nonetheless, in the period of the report and thereafter, movement (travel) and other restrictions were imposed as a result of the virus in additional regions worldwide, including China, which could give rise to global consequences, including an impact on the generation and supply chain of the raw materials and their prices, that would also affect the raw materials required for the Company’s construction activities in its areas of activities. In light of the dynamic nature of the virus and the consequences of ongoing events that are related to the virus (such as an increase in the prices of raw materials and transport costs), there remains uncertainty regarding the duration of the Coronavirus crisis, the intensity thereof and its impacts on the markets and factors relating the Company’s activities (including personnel, significant customers, contractors, significant suppliers, lenders), as well as the uncertainty regarding the measures that will be taken by government entities in various countries. It is noted that during the period of the Coronavirus crisis, the activities of the Group’s generation facilities in Israel and in the United States (as well as the construction activities) while making adjustments aimed at preventing the outbreak (spread) of the virus at these sites. As at the approval date of the financial statements, up to now the Coronavirus crisis has not had a significant impact on the Company’s results.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

D.	(Cont.)

In the period of the report and thereafter, due to high global demand for raw materials and transport and dispatch, including due to the continuing across‑the‑board impacts of the Coronavirus crisis, there has been a significant increase in the costs of the raw materials, and delays in the generation and supply chain are visible, including an increase in the costs of marine shipping. Accordingly, global delays have been caused in the equipment supply dates along with an increase in the prices of raw materials and equipment used for construction and maintenance of the Group’s generation facilities and power plants. This trend impacts the construction and/or maintenance costs of the Group’s projects in its activity markets and the timetables for their completion. As at the approval date of the financial statements, there is no certainty with respect to the continuation or scope of the trend and, therefore, the Group is not able to estimate with any degree of certainty the impact thereof on the Group’s activities.

For additional details regarding the Coronavirus crisis and its impacts on the Group’s activities – see Sections 7.3.8, 7.11.1, 7.15.1 and 18.1.6 of Part A of the Periodic Report for 2021 and Note 28D to the consolidated financial statements for 2021.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

Rotem Power Plant

E.
Availability (capacity) maintenance work – in March 2022, the Rotem Power Plant was shut down for a period of the about 12 days for purposes of unplanned maintenance work in order to repair a malfunction, which was repaired. Further to that stated in Section 7.11.1 to Part A of the Periodic Report and in the Report of the Board of Directors for 2021, in April 2022 planned maintenance work was performed at, which lasted 26 days, during which time the operations of the Rotem Power Plant were suspended. After the said maintenance, the Rotem Power Plant resumed its regular operations. Suspension of the plant’s activities for purposes of performance of the maintenance work, as stated, had a negative impact on Rotem’s results in the period of the report and is expected to impact Rotem’s results in the second quarter of 2022.

F.
Agreement regarding open matters with Israel Electric Company – further to that stated in Section 7.15.5.1 of Part A of the Periodic Report for 2021 and in Note 28(C) to the consolidated financial statements for 2021, in March 2022 a compromise agreement was signed between Rotem and Israel Electric Company for purposes of settling certain open matters between the parties in connection with the PPA agreement of Rotem with Israel Electric Company. As part of the compromise agreement, Rotem paid Israel Electric Company the amount of about NIS 5.5 million in respect of a prior dispute regarding differences in collections due to non‑transfer of share data in 2013 through 2015, and regarding past settlements relating to the cost of acquiring energy for Rotem customers in cases of load reductions for the power plant by the System Operator, as they were defined in the agreement. It is noted that the compromise agreement does not act to settle or waive contentions of the parties regarding other existing or future matters (including with respect to existing open matters with the System Operator that are in dispute). The said compromise agreement is consistent with the Company’s estimates and the provisions recorded.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

3)	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

Hadera Power Plant

G.
Availability (capacity) maintenance work – in April 2022, Hadera’s steam turbine was shut down for maintenance purposes. The shutdown is expected to continue for a period estimated at about 73 days, where during the course of the work repair work is also expected to be performed in the gas turbines[33]. During the period of time the maintenance work is performed, the power plant is expected to operate on a partial basis. For additional details – see Section 7.11.1 of Part A of the Periodic Report for 2021. Shutdown of the plant’s activities (wholly or partly) for purposes of performance of the maintenance work, as stated, is expected to have an unfavorable impact on Hadera’s activities.

For additional details regarding the Company’s area of activities in Israel – see this report below and Section 7 to Part A of the Periodic Report for 2021 and the notes to the consolidated financial statements for 2021 and to the Interim Statements.

[33]
That stated in this Section above, including with reference to the execution date of the maintenance work, the duration of the period of the said work and/or the results of performance of the work, includes “forward‑looking” information, as it is defined in the Securities Law. The information regarding performance of the renovation work and the impact thereof may not be realized, or may be realized in a different manner, including as a result of reasons that are not under Hadera’s control, such as coordination with the contractor or equipment supplier, the manner of performance of the work by the contractor, technical breakdowns or other delays, which could impact the duration of the shutdown (full or partial of the power plant), including factors impacted by the Coronavirus crisis. Partial operation or shutdown of the Hadera Power Plant during extended periods of the maintenance, renovation and replacement work count impact Hadera’s ability to comply with the power plant’s availability (capacity) provisions (regarding this matter – see also Section 7.11.1 of Part A of the Periodic Report for 2021) and could have a negative impact on the results of Hadera’s activities.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

4)	Main developments in the business environment and the Company’s activities in the United States in the period of the report and thereafter:

A.
Changes in the costs in the production and supply chain of equipment for the projects – further to that stated in Section 6.7 of Part A of the Periodic Report for 2021, in the period of the report and thereafter, due to high global demand for raw materials, and shipping and delivery, the trend of increasing costs in the production and supply chain has continued. In general, prices of raw materials for the generation facilities rose, as did the shipping and delivery costs, and there was also a lengthening of the supply times. To the extent this trend continues, there could be an impact on the cost of the inputs for the CPV Group, where the impact of this trend is visible, particularly regarding the availability and prices of the solar panels for solar project in the development or construction stages. At the present time, there is no certainty regarding the duration or the extent of the trend and, accordingly, the CPV Group is not able to predict with any degree of certainty and precision the impact thereof on the Company’s activities. For details regarding a proceeding of the U.S. Customs Authorities regarding supply of solar panels from certain countries to the United States – see Section 4E below.

B.
Requests for network connections – the increasing demand for renewable energy in the PJM, MISO and SPP electricity markets, led to an increase in demand for connections to the grid and requests for connection surveys of projects to the grid. This demand creates a burden and causes a slowdown in the connection process and could impact the process and rate of the progress of the projects. Further to that stated in Section 8.1.2.2 of Part A of the Periodic Report for 2021 regarding the reform of the process of requests for connection to the network in the PJM market, in April 2022, the reform of the process of requests for connection to the network in the PJM market was approved, which was intended to regulate the handling of the backlog of connection requests by the PJM. The reform is expected to be submitted for approval of the FERC[34] by the end of May 2022 (the FERC will then have 60 days to respond). Contingent on the approval of the FERC, PJM expects to commence application of the reform by the end of the first quarter of 2023[35]. In the estimation of the CPV Group, application of the said reform, could cause a delay of about two years in the timetables for construction and operation of certain projects in the PJM market depending on, among other things, the required network upgrading costs and their place in the connection process, which includes the possibility that the process of connection to the network of the Rouge’s Wind project of the CPV Group, which is presently in the development stages, could be delayed by about two years. For details regarding the Rouge’s Wind project – see Section 8.1.1.6 of Part A of the Periodic Report for 2021. The Maple Hill and Three Rivers projects, which are presently in the construction stages, are not expected to be impacted by the Reform[36].

C.
Electricity gas and availability (capacity) prices in the activity markets of the CPV Group – for details regarding trends in the various energy prices and the impact thereof on the CPV Group and with respect to capacity payments in the different markets in the U.S. – see Section 6 below.

[34]	Federal Energy Regulatory Commission.
[35]
That stated above with reference to the dates and actions relating to the PJM reform includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized, and which is dependent on factors that are not under the Company’s control.

[36]
That stated above with reference to the impacts of the Reform of the PJM on CPV’s projects, includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized, and which is dependent on factors that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

4)	Main developments in the business environment and the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

D.
Acquisition of solar panels – in March 2022, the CPV Group signed a framework agreement for acquisition of solar panels, in the aggregate scope of about 530 megawatts (“the Panel Acquisition Framework Agreement”). The panels will be supplied based on orders the CPV Group will submit to the supplier in 2023–2024. On the date of entering into the undertaking, the CPV Group had paid the panel supplier an advance deposit in respect of the acquisition. The CPV Group has the right to conclude the agreement early in accordance with the dates provided, while making a partial payment to the supplier, which is derived from the early conclusion date. In addition, provisions are included in the agreement with respect to, among other things, quantities, the model, manner of supply of the panels and provisions that cover conclusion of the agreement. The total consideration under the agreement could amount to about $185 million (assuming purchase of the full quantity under the agreement). The agreement is intended to serve for solar projects of the CPV Group that are in the development or construction stages – this being, among other things, against the background of the global trends of increasing demand for solar panels that impacts the prices of the panels and timeframes for their supply.

E.
Process of the authorities in the United States regarding supply of solar panels – on March 28, 2022, the U.S. Department of Commerce gave notice of investigation of a contention whereby import of solar panels imported into the United States from Malasia, Thailand, Vietnam and Cambodia, allegedly circumvents the Customs duty applicable to imports from China. The consequence of this investigation could be imposition of larger (even significantly larger) Customs Duty on solar panels imported from these countries. Regarding the indirect impact of the investigation on the Maple Hill project – see subsection 4H., below. It is noted that as at the publication date of the report, there is no certainty regarding the outcome of the process or with respect to the length of time until it is completed (it is clarified that the process is not against the CPV Group). The process and its results, if the investigated claim is found to have substance, could have a general impact on the market for solar panels and, indirectly, and on execution of solar projects in the United States.

F.
PPA agreement for a solar project in the development stages – as at the date of the report, one of the solar‑technology projects in the development stages, having a capacity of about 102 megawatts MWdc, in the state of Georgia in the United States, signed an agreement for sale of electricity (PPA) with a local utility company for supply of the electricity generated for a period that could reach up to 30 years from the project’s commercial operation date, at market prices. At the same time, the project contracted with a global company for sale of 100% of the project’s Renewable Energy Credit (REC) certificates, and a full hedge of the price of the quantity of the electricity that will be generated and sold to the said utility company, at a fixed price for a period of 20 years from the project’s commercial operation date – which is expected to be in the first quarter of 2024[37]. The CPV Group has provided guarantees, in the cumulative amount of about $8 million, in connection with the said agreements, in order to secure its liabilities (including with respect to the dates relating to the project) to the parties to the agreements.

37That stated above regarding the project’s commercial operation date includes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates and plans of the CPV Group as at the date of the report. Construction and completion of the project depend on the existence of various factors, such as construction and connection work, which have not yet occurred and there is no certainty of the occurrence. That stated above may not be realized or may be realized in a manner different than expected – this being due to, among other things, various factors, including factors not under the control of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

1.	Brief description of the Group’s area of activities in the Period of the Report and thereafter (Cont.)

4)	Main developments in the business environment and the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

G.	The Coronavirus – for details – see Sections 8.20.1.12 and 18.1.6. of Part A of the Periodic Report for 2021, and Section 3D above.

Maple Hill Project

H.
Changes in the project due to a proceeding in the United States that impacts the supplier of the panels – to the best of the Company’s knowledge, in light of the investigation started by the U.S. Department of Commerce, as described in Section 4E above (in this Section – “the Proceeding”), the project’s panel supplier has given notice that it will not continue to supply the panels, the CPV Group is preparing to make adjustments to the project, as stated below, by means of utilization of the Group’s framework agreement for acquisition of panels from March 2022, as noted above.

As at the publication date of the report, the project has received solar panels in the scope of about 20 megawatts that are expected to enter into commercial operation in the second half of 2022. The balance of the solar panels, in the scope of about 106 megawatts, are expected to be supplied under the framework agreement for acquisition of panels during 2023, and subject to performance of the conformance (adaptation) work and installation of the panels on the project site, the rest of the project is expected to reach full commercial operation in the second half of 2023. The CPV Group is in contact with the parties involved with the project in order to update the agreements with them (if necessary) so as to reflect therein the said change. As at the date of the report, subject to completion of the above preparations, this matter is not expected to have a significant impact on the cost of the investment in the project38.

I.	Subsequent to the period of the report, the project received a connection agreement with PJM and the connection is expected to take place in the fourth quarter of 2022[39].

For additional details regarding the area of the Company’s activities in the United States – see this report below, Section 8 of Part A of the Periodic Report for 2021 and the notes to the consolidated financial statements for 2021 and to the Interim Statements.

For additional details regarding events during the period of the report and thereafter – see Notes 8 and 9 to the Interim Statements.

[38]
That stated with reference to the balance of the solar panels that are expected to be delivered under the framework agreement, and the Company’s estimates regarding the project’s commercial operation date and/or the impact of the scope of the investment in the project includes “forward‑looking” information, as it is defined in the Securities Law, which is based on the estimates of the CPV Group as at the date of the report, which are subject to  update of the relevant agreements, the timetables for execution of the conformance work and installation of the panels, the total costs and final financing or other factors relating to construction or operation of the project, regarding which there is no certainty as to their realization.

[39]
That stated in connection with the execution date of the connection constitutes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty of its realization. As a practical matter, the date of the connection could be delayed beyond that stated, this being as a result of, among other things, factors that are not under the control of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.          Financial Position as at March 31, 2022 (in millions of NIS)

Category	3/31/2022	12/31/2021	Analysis

Current Assets

Cash and cash equivalents	668	731	For additional information – see the Company’s condensed consolidated statements of cash flows in the financial statements and Part 7 below.

Short-term deposits and restricted cash	14	1	Most of the increase stems from deposit of a collateral, in the amount of about NIS 13 million, as part of an agreement for sale of electricity in a project in the United States.

Trade receivables and accrued income	163	194	Most of the decrease stems from a decrease in accrued income in Israel, in the amount of about NIS 37 million, mainly as a result of the impact of the seasonal factor on the sales.

Receivables and debit balances	120	118

Inventory	6	5

Short-term derivative financial instruments	2	2

Total current assets	973	1,051

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2022 (in millions of NIS) (Cont.)

Category	3/31/2022	12/31/2021	Analysis

Non-Current Assets

Long-term deposits and restricted cash	79	93
Most of the decrease stems from release of a collateral, in the amount of about NIS 15 million, which was designated to secure a bank guarantee in Israel (for additional details see – Note 8B(2) to the Interim Statements).

Long-term prepaid expenses and other receivable	179	178

Investments in associated companies	1,874	1,696
The increase is the result of the activities of the CPV Group. For additional details regarding investments in associated companies – see Sections 1 and 6 to this report and Note 6 to the Interim Statements.

Deferred tax assets	131	153	Most of the decrease, in the amount of about NIS 19 million, stems from the activities of the CPV Group, along with a decrease of about NIS 6 million deriving from the Group’s activities in Israel.

Long-term derivative financial instruments	50	36
The increase stems from an increase in the fair value of index SWAP contracts in Israel, in the amount of about NIS 7 million, and an increase in the fair value of interest SWAP contracts in the United States, in the amount of about NIS 7 million (for additional details regarding the index and interest SWAP contracts – see Note 23D to the consolidated financial statements for 2021).

Property, plant and equipment	3,713	3,523
Most of the increase stems from investments in the Zomet project, in the amount of about NIS 94 million, investments in projects involving energy generation facilities located on the consumers’ premises, in the amount of about NIS 15 million, an investment in the Sorek 2 project, in the amount of about NIS 24 million, payment of a deposit in respect of acquisition of solar panels in the U.S., in the amount of about NIS 37 million, and an investment in the Maple Hill project, in the amount of about NIS 27 million. In addition, there was an increase of about NIS 9 million in property, plant and equipment in the U.S. due to an increase in the exchange rate of the dollar.

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Israel, in the aggregate amount of about NIS 28 million.

Right-of use assets	298	302

Intangible assets	708	698	Most of the increase derives from an increase, in the amount of about NIS 7 million, in goodwill created as a result of the acquisition of CPV due to an increase in the exchange rate of the dollar.

Total non-current assets	7,032	6,679

Total assets	8,005	7,730

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2022 (in millions of NIS) (Cont.)

Category	3/31/2022	12/31/2021	Analysis

Current Liabilities

Current maturities of loans from banks and financial institutions	70	68

Current maturities of loans from holders of non-controlling interests	34	29	The increase stems from update of the current maturities of the loans based on the repayment schedules of the debt from holders of non‑controlling interests in Rotem.

Current maturities of debentures	27	22	The increase stems from update of the current maturities of the debentures based on the repayment schedule.

Trade payables	316	425
Most of the decrease stems from a decline in the balance with Zomet’s construction contractor, in the amount of about NIS 77 million, a decline in the balance with the Electric Company, in the amount of about NIS 39 million, mostly as a result of timing differences, and decline in the scope of the purchases of electricity from the Electric Company.

Payables and other credit balances	65	87
Most of the decrease derives from a decline in interest expenses payable, in the amount of about NIS 12 million, along with a decline of about NIS 7 million due to the balance with the Hadera construction contractor.

Short-term derivative financial instruments	12	27
Most of the decrease, in the amount of about NIS 13 million, stems from a decline in the fair value of forward transactions designated for hedging cash flows in Zomet (for additional details – see Note 23D to the consolidated financial statements for 2021).

Current maturities of lease liabilities	59	59

Total current liabilities	583	717

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2022 (in millions of NIS) (Cont.)

Category	3/31/2022	12/31/2021	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,594	1,451
Most of the increase is due to withdrawal in the framework of the Zomet Financing Agreement, in the amount of about NIS 156 million, an increase in the linkage differences in respect of the project debt of Hadera, in the amount of about NIS 5 million, and in respect of an increase of about NIS 6 million in project credit of Keenan, due to an increase in the exchange rate of the dollar.

The increase was partly offset by a decrease, in the amount of about NIS 16 million, as a result of update of the current maturities of the project credit of Hadera and Keenan.

Long-term loans from holders of non-controlling interests and others	406	404

Debentures	1,785	1,789
The decrease stems from update of the current maturities of the debentures (Series B), in the amount of about NIS 16 million.

The decrease was partly offset by an increase in linkage differences respect of the debentures (Series B), in the amount of about NIS 11 million.

Long-term lease liabilities	44	44

Long-term derivative financial instruments	–	1

Other long-term liabilities	101	90
Most of the increase, in the amount of about NIS 9 million, is due to update of the benefit under a profit‑sharing plan for employees of the CPV Group, which is accounted for as a share‑based payment transaction settled in cash.

Liabilities for deferred taxes	412	393
An increase, in the amount of about NIS 14 million, is due to update of the deferred taxes as a result of recording of deferred taxes relating to temporary differences in Israel, and an increase of about NIS 5 million stemming from the activities of the CPV Group.

Total non-current liabilities	4,342	4,172

Total liabilities	4,925	4,889

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Analysis of the results of operations for the three‑month period ended March 31, 2022 (in millions of NIS)

–
The Group’s activities in Israel and the United States are subject to seasonal fluctuations. For additional details regarding seasonal impacts – see Sections 7.10 and 8.7 to Part A of the Periodic Report for 2021. In Israel, the load and time tariffs (“TOAZ”) are supervised (controlled) and published by the Electricity Authority, and are broken down into three seasons – summer (July and August), winter (January, February and December) and transition (March through June and September through November). The TOAZ tariff in the summer and the winter are higher than those in the transition seasons. In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is high in the summer and the winter compared with the average and as a function of the natural gas prices. During the period of the report, the natural gas prices in the U.S. rose in light of, among other things, the seasonal weather patterns and the natural gas crisis in Europe and it impacted the electricity in the markets in which the CPV Group operates, where the impact of the gas prices in the period of the report is not uniform between the power plants of the CPV Group.

–
It is noted that the results of the CPV Group are consolidated in the Company financial statements commencing from the completion date of the transaction for acquisition of the CPV Group on January 25, 2021. The results of the associated companies in the U.S. (companies engaged in natural gas) are presented in the category “Company’s share in income (losses) of associated companies”.

	For the
	Three Months Ended
Category	3/31/2022	3/31/2021	Analysis

Sales in Israel	428	350	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Sales and provision of services in the U.S.	40	26
Most of the increase stems from a period of activities in the United States of three months in the first quarter of 2022, compared with a period of only two months in the corresponding quarter of last year (the CPV Group is consolidated in the Company’s results commencing from January 25, 2021).

Cost of sales (less depreciation and amortization) in Israel	290	241	For an explanation regarding the change in the cost of sales – see Section 5, below.

Cost of sales (less depreciation and amortization) in the U.S.	22	18
Most of the increase stems from a period of activities in the United States of three months in the first quarter of 2022, compared with a period of only two months in the corresponding quarter of last year (the CPV Group is consolidated in the Company’s results commencing from January 25, 2021).

Depreciation and amortization in Israel	30	34
Most of the decrease stems from a decrease in the depreciation expenses of the Rotem Power Plant, in the amount of about NIS 4 million, as a result of postponement of the planned maintenance from October 2021 to April 2022.

Depreciation and amortization in the U.S.	9	7
Most of the increase stems from a period of activities in the United States of three months in the first quarter of 2022, compared with a period of only two months in the corresponding quarter of last year (the CPV Group is consolidated in the Company’s results commencing from January 25, 2021).

Gross profit	117	76

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the three‑month period ended March 31, 2022 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	3/31/2022	3/31/2021	Analysis

Administrative and general expenses in Israel and headquarters expenses	25	14
Most of the increase stems from an increase in salary expenses, in the amount of about NIS 8 million (which includes about NIS 2 million of non‑cash equity remuneration), in light of, among other things, expansion of the Company’s activities.

Administrative and general expenses in the U.S.	30	17
Most of the increase stems from an increase in salary expenses of about NIS 8 million, in light of, among other things, expansion of the Company’s activities and the consolidation date (the CPV Group is consolidated in the Company’s results commencing from January 25, 2021), and an increase in expenses relating to a profit‑sharing plan, in the amount of about NIS 2 million (non‑cash).

Share in income (losses) of associated companies in the United States	95	(38)
Most of the increase stems from an improvement of the results of Valley, in the amount of about NIS 79 million, and income, in the amount of about NIS 70 million, in respect of changes in the fair value of derivative financial instruments in hedging plans of the CPV Group. This increase was partly offset by a decrease, in the amount of about NIS 11 million, as a result of expiration of Shore’s Heat Rate Call Option agreement in April 2021. Net of the impact of changes in the fair value of derivative financial instruments, the income in respect of associated companies in the United States in the period of the report and in the corresponding period last year is about NIS 72 million and about NIS 9 million, respectively. For additional details – see Section 6 below and Note 6 to the Interim Statements.

Transaction expenses in respect of acquisition of the CPV Group	–	2

Business development expenses in Israel	1	1

Business development expenses in the U.S.	5	–	Most of the increase stems from write off of a project that did not reach the construction stage, in the amount of about NIS 3 million.

Other income, net, in
Israel	1	–

Operating income	152	4

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the three‑month period ended March 31, 2022 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	3/31/2022	3/31/2021	Analysis

Financing expenses, net, in Israel	(25)	(24)
An increase in financing expenses stemming from an increase in interest and linkage expenses in respect of debentures, in the amount of about NIS 14 million, an increase of about NIS 2 million in interest expenses relating to a loan from non‑controlling interests in Rotem, and financing expenses incurred in the first quarter of 2022 as a result of a CPI swap contract (the non‑effective part), in the amount of about NIS 2 million. This increase was partly offset by interest and linkage expenses on Rotem’s senior debt, in the amount of about NIS 17 million (including hedge results in respect of CPI linkage), in light of making early repayment of the balance of Rotem’s outstanding credit, in October 2021.

Financing income, net, in U.S.	4	6
This net financing income in the U.S. in the first quarter of 2022 and in the corresponding quarter last year, includes mainly income from exchange rate differences, in the amounts of about NIS 9 million and about NIS 12 million, and interest expenses, in the amounts of about NIS 5 million and about NIS 6 million, respectively.

Income (loss) before taxes on income	131	(14)

Taxes on income in Israel	15	9	The increase derives from higher income in Israel in the first quarter of 2022 compared with the corresponding quarter last year.

Taxes on income (tax benefit) in the U.S.	12	(18)	The increase stems from higher income in the U.S. in the first quarter of 2022 compared with the corresponding quarter last year.

Income (loss) for the period	104	(5)

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the three‑month period ended March 31, 2022 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	3/31/2022	3/31/2021	Analysis

Elimination of the fair value of derivative financial instruments in the U.S.	(23)	47	Derivative financial instruments that are used for hedging plans of the CPV Group as described in Section 4A of this Report.

Elimination of transaction expenses in respect of acquisition of the CPV Group	–	2

Elimination of tax impact in respect of the adjustments	4	(13)

Adjusted net income[40]	85	31

Income (loss) attributable to:
The owners of the Company	78	3
Non-controlling interests	26	(8)

Adjusted net income attributable to:
The owners of the Company	66	28
Non-controlling interests	19	3

[40]
It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. “Adjusted income or loss” should not be viewed as a substitute for net income or loss attributable to the Company’s shareholders prepared (calculated) pursuant to IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing activities.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines “EBITDA” as earnings (losses) before depreciation and amortization, changes in the fair value of derivative financial instruments, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA (including EBITDA after making adjustments as detailed below) data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance. The Company believes that these indices, which are not in accordance with IFRS, provide useful information to investors since they improve the comparability of the financial results between periods and provide greater transparency of the main indices used for evaluating the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies. In addition, other companies might use other indices for purposes of evaluation their performance, and thereby reducing the comparability of the Company’s indices that are not in accordance with IFRS.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Calculation of the EBITDA (in millions of NIS):

	For the Three Months Ended
	March 31
	2022	*2021

Revenues from sales and provision of services	468	376
Cost of sales (less depreciation and amortization)	(312)	(259)
Administrative and general expenses (less depreciation and
amortization)	(53)	**(29)
Transaction expenses relating to acquisition of the CPV Group	–	(2)
Business development expenses	(3)	(1)
Other income	1	–
Consolidated EBITDA***	101	85
Proportionate EBITDA of associated companies****	137	58
EBITDA (total consolidated and the proportionate amount
of associated companies)	238	143
Elimination of non-recurring expenses	–	2
EBITDA (total consolidated and the proportionate amount
of associated companies) after elimination of non-recurring
expenses	238	145

*	It is noted that the results of the CPV Group are consolidated in the Company’s financial statements commencing from completion of the acquisition transaction of the CPV Group on January 25, 2021.
**	For details regarding an immaterial adjustment in the three‑month period ended March 31, 2021 – see Note 2D to the Interim Statements.
***
Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements (as stated in Section 1 above, as at the date of the report, the Company does not hold full ownership of Rotem and the CPV Group).

****
Represents mainly the EBITDA of the associated companies in the CPV Group, which are presented based on the rate of the holdings of the CPV Group in these companies. For detail of the results of the associated companies – see Section 6 below.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Set forth below is the EBITDA data after elimination of non‑recurring expenses broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis) (in NIS millions):

	Basis of
	presentation
	in the	For the
	Company’s	Three Months Ended
	financial	March 31
	statements	2022	*2021

Rotem[41]	Consolidated	101	91
Hadera	Consolidated	25	9
Headquarter and others in Israel	Consolidated	(11)	(6)
Total in Israel including
headquarters		115	94

Keenan	Consolidated	14	10
Fairview	Associate	14	11
Towantic	Associate	23	21
Maryland	Associate	8	7
Shore	Associate	9	16
Valley	Associate	84	3
Headquarter and others in the
United States[42]	Consolidated and associates	(29)	(17)
Total in the United States		123	51

Total EBITDA (consolidated
and proportionate amount of
the associated companies		238	145

*	The EBITDA data for 2021 is in respect of the activities in the United States for the period from the completion date of the acquisition of the CPV Group on January 25, 2021.

[41]	The EBITDA of Rotem includes the amount of about NIS 5 million in respect of the virtual supply activities that are attributable to Rotem.
[42]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 5 million and about NIS 3 million in the three‑month periods ended March 31, 2022 and 2021, respectively.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel

Energy balance sheet

Set forth below is detail of the Company’s revenues from sales in Israel (in NIS millions):

	For the
	Three Months Ended
	March 31
	2022	2021

Revenues from sale of energy to private customers [43] (1)	291	249
Revenues from private customers in respect of
infrastructure services (2)	75	70
Revenues from sale of energy to the System Operator
and to other suppliers (3)	40	16
Revenues from sale of steam	14	15
Revenues from activities of Gnrgy	8	–
Total revenues	428	350

On February 1, 2022, an update of the annual electricity of the weighted‑average for 2022 entered into effect, pursuant to which the generation component increased by 13.6% and stood at NIS 0.2869 per KW hour. This weighted‑average is attributed to the mix of the consumption in the market, while the mix of the consumption of the customers of Rotem and Hadera power plants is not the same as the mix of the consumption in the market. In 2021, the weighted‑average of the generation component tariff was NIS 0.2526 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index. The increase in the generation component had a positive impact on the Company’s income in the first quarter of 2022 compared with the corresponding period last year. For additional details regarding change in the generation component tariff commencing from May 2022 – see Section 3A to this report below. The updated tariff is expected to have a positive impact on the Company’s profits in 2022 compared with the corresponding periods last year, however at a lower rate than the generation component tariff in the period of the report.

43 Including during load reductions.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

In addition, from September 2021 the Company commenced supplying electricity to customers through purchase of energy from the System Operator that was purchased at a tariff that includes a component of the supplier’s tariff and SMP (marginal half‑hour price) in the framework of the virtual supply.

For the three‑month periods ended March 31, 2022 and 2021:

(1)
An increase of about NIS 35 million stemming from commencement of the virtual supply activities and an increase of about NIS 19 million due to an increase in the weighted‑average generation component tariff, commencing from February 2022. On the other hand, there was a decrease of about NIS 12 million due to a decline in sales of energy to customers (it is noted that in the other direction there is an increase in revenues from sales of energy to the System Operator and to other suppliers – see Section 3 below).

(2)
An increase in infrastructure revenues, in the amount of about NIS 9 million, due to commencement of the virtual supply activities. On the other hand, there was a decrease, in the amount of about NIS 4 million, stemming from a change in the customer consumption profile in the Hadera Power Plant.

(3)
An increase in sale of surplus energy, in the amount of about NIS 19 million, stemming mainly from higher availability (capacity) of the Hadera Power Plant in 2022 and a decrease in sales to Hadera’s customers. Furthermore, there was an increase, in the amount of about NIS 4 million, in sale of surplus energy in the Rotem Power Plant, due to a change in the customer profile.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Set forth below is detail of the Company’s cost of sales in Israel (less depreciation and amortization) broken down into the following components (in NIS millions):

	For the
	Three Months Ended
	March 31
	2022	2021

Gas and diesel oil (1)	124	126
Expenses for acquisition of energy (2)	57	16
Expenses for infrastructure services (3)	75	70
Gas transmission costs	8	8
Operating expenses	20	21
Expenses from activities of Gnrgy	6	–
Total cost of sales (less depreciation and amortization)	290	241

For the three‑month periods ended March 31, 2022 and 2021:

(1)
A decrease in the gas consumption expenses, in the amount of about NIS 6 million, due to maintenance at the Rotem Power Plant. On the other hand, there was an increase, in the amount of about NIS 4 million, in the gas consumption cost at the Hadera Power Plant due to higher availability (capacity).

(2)
An increase in energy acquisition expenses, in the amount of about NIS 30 million, stems from commencement of the virtual supply activities. In addition, there was an increase, in energy acquisition expenses, in the amount of about NIS 19 million, stemming from maintenance at Rotem. On the other hand, there was a decrease of about NIS 8 million due to higher availability (capacity) of the Hadera Power Plant.

(3)
An increase in infrastructure expenses, in the amount of about NIS 9 million, stemming from commencement of the virtual supply activities. On the other hand, there was a decrease, in the amount of about NIS 4 million, due to a change in the customer consumption profile of the customers of the Hadera Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States

Energy prices

The natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate (the main fuel of the natural‑gas powered conventional power plants of the CPV Group). The natural gas prices are impacted by a number of variables, including demand in the industrial, residential and electricity sectors, productivity of natural‑gas supply reservoirs, natural‑gas production costs, changes in the pipeline infrastructure, international trade and the financial profile and the hedging profile of the natural‑gas customers and producers.

In the estimation of the CPV Group, the increase in the natural gas price in the first quarter of 2022 stems from, among other things, a strengthening of the global demand, which increases the demand for liquid natural gas from the United States, and the natural gas crisis in Europe, particularly against the background of the war in the Ukraine. In the estimation of the CPV Group, in general, in the existing production mix, to the extent the natural‑gas prices are higher, the prices of the marginal energy will also be higher, and will have a positive increase on the energy margins of the CPV Group. This impact could be offset, in whole or in part, by hedging programs with respect to electricity and gas prices in the natural‑gas powered conventional power plants of the CPV Group, which are intended to reduce changes in the CPV Group’s electricity margins due to changes in the commodity prices in the energy market.

In the first quarter of 2022, the electricity prices increased in the markets in which the CPV Group, compared with the corresponding period last year. Most of the increase stems from an increase in the prices of natural gas.

The increase in the energy prices in the period of the report was offset by hedging agreements, in the Shore, Maryland, Fairview and Towantic power plants, while the Valley power plant, which as at the date of the report is not hedged, was favorably impacted by the increase in the energy prices. The purpose of the hedging agreements is to hedge the electricity margins (in the relevant period for every relevant power plant and in accordance with its characteristics) by signing hedging agreements on the gas and electricity prices, usually for short time periods. As at the submission date of the report, most of the hedging agreements are for periods of up to one year. The said hedging plans are in addition to the Revenue Put Option (RPO) agreements that were signed in some of the power plants of the CPV Group, are intended to ensure minimum cash flows for debt service. As at the submission date of the report, the estimate of the CPV Group is that about 69% of the electricity margin of electricity generation power plants using conventional technology of the CPV Group will be hedged for the rest of 2022.

In addition, the increase in the future energy prices gave rise to a requirement to deposit collaterals (that are non lien‑based) in order to secure liabilities to parties to the hedging agreements, in the Maryland and Towantic power plants. The scope of the said collaterals (for 100% of the above‑mentioned power plants) was about $50 million as at March 31, 2022 (of which about $12.9 million reflects the share of the CPV Group in the collaterals).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Energy prices (Cont.)

The following table summarizes the average electricity prices in each of the main markets in which power plants of the CPV Group are active, for the three months ended March 31, 2022 and 2021 (the prices are denominated in dollars per megawatt hour):

	For the three months ended
	March 31
	(MW/h)
Region	2022	2021

PJM West (Shore and Maryland)	$55.58	$30.60
PJM AD Hub (Fairview)	$48.46	$30.33
NY‑ISO Zone G (Valley)	$94.69	$40.68
ISO‑NE Mass Hub (Towantic)	$110.72	$49.49

Note:	The average electricity prices are based on Day‑Ahead prices as published by the relevant ISO, and are not the actual electricity prices of the CPV Group power plants.

Gas prices

The following table summarizes the average gas prices in each of the main markets in which the power plants of the CPV Group operate in the three‑month periods ended March 31, 2022 and 2021. As stated, the gas prices rose in the first quarter of 2022 compared with the corresponding period in 2021 due to, among other things, increased demand for electricity in the United States, an increase in the global demand for natural gas and the gas crisis in Europe, an increase in demand for liquid natural gas from the United States (the prices are denominated in dollars per MMBtu)*:

	For the three months ended March 31
Region	2022	2021

TETCO M3 (Shore, Valley)	6.73	3.26
Transco Zone 5 North (Maryland)	7.47	3.55
TETCO M2 (Fairview)	4.10	2.69
Dominion South (Valley)	4.06	2.53
Algonquin (Towantic)	13.67	5.47

Source: The average gas prices are based on Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily and they are not the actual gas prices of the power plants of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities. The next tender relating to the June 2023 through May 2024 generation year is expected to take place in the second quarter of 2022.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to CPV’s power plants and in the general market (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Plants[44]	[45]2022/2023	2021/2022	2020/2021
PJM – RTO (“General Market”)	–	50	140	76.53
PJM MAAC	Fairview, Maryland, Maple Hill	95.79	140	86.04
PJM EMAAC	Shore	97.86	165.73	187.77

Source: PJM

[44]
The Three Rivers project, which is presently under construction, did not participate in the capacity tender, and is expected to participate in the capacity tender starting from the 2023–2024 capacity year.

[45]	As determined in capacity tenders in June 2021, as stated in the Report of the Company’s Board of Directors dated June 30, 2021 (Reference No.: 2021‑01‑070297).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

NYISO market

Similar to the PJM market, in the NYISO market availability (capacity) payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (May through October) and in the fall for the upcoming winter (November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. Power plants are permitted to assure the capacity payments in the seasonal tender, the monthly tender or through bilateral sales. The Valley power plant is in Area G (Lower Hudson Valley).

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market. It is noted that the actual capacity prices for Valley are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market (the prices are denominated in dollars per kilowatt per month):

Sub-Area	CPV Plants	Summer 2022	Winter 2021/2022	Summer 2021	Winter 2020/2021
NYISO Rest of the Market	–	3.40	1.00	4.09	0.10
Lower Hudson Valley	Valley	4.65	1.01	4.56	0.23

Source: NYISO

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

ISO‑NE market

The ISO‑NE permits availability (capacity) payments as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. Forward capacity tenders are made three years in advance for the capacity year. In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the Forward tenders.

Towantic participated for the first time in an availability (capacity) tender for 2018–2019 at a price of $9.55 KW/month and determination of the tariff for seven years in respect of 725 megawatts linked to the Utilities Inputs Index, which will apply up to May 2025. In March 2022, Towantic participated in the annual availability (capacity) tender for 2025–2026 and won a guaranteed availability (capacity) price of $2.59 KW/month and for 745 megawatts.

EBITDA results

Set forth below is data with respect to the operating results of the CPV Group’s active power plants for the three‑month period ended March 31, 2022 and for the period from January 25, 2021 (the completion date of the acquisition of the CPV Group) through March 31, 2021 (in millions NIS):

Associated companies:

	Fairview		Maryland		Shore		Towantic		Valley
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Revenues from operations	220	123	124	85	153	95	503	229	398	111
Operating expenses less
depreciation and
amortization	163	79	94	57	129	52	413	148	231	105
EBITDA	57	44	30	28	24	43	90	81	167	6

Rate of holdings	25%		25%		37.53%		26%		50%

Share of the CPV Group	14	11	8	7	9	16	23	21	84	3

Subsidiaries:

	Keenan
	2022	2021

Revenues from operations	22	17
Operating expenses less
depreciation and
amortization	8	7
EBITDA	14	10

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States

For the three months ended March 31, 2022 and 2021:

1.
The first quarter, which for the most part includes the winter season is, in general, characterized by high prices and demand for natural gas. The winter months are characterized by an increase in demand for natural gas and an increase in the natural‑gas prices in the northeastern section of the United States – the area in which the CPV Group operates. It is noted that the prices of the natural gas in northeastern U.S. market are rising even more than the prices in the overall U.S. market, mainly in the New York and New England region.

2.
In the first quarter of 2022, the gas prices and the electricity prices in the U.S. rose significantly compared with the first quarter of 2021, which the CPV Group estimates was mainly a result of the weather and the increase in the natural‑gas prices and as stated in this report above.

3.
The power plants powered by natural gas were impacted by an increase in the natural gas and electricity prices, and showed an improvement in the energy margins. The impact of the increase in the energy prices in the period of the report, as stated in Section 6 above, was offset by the Group’s hedging plans. The said hedging plans, which were intended to hedge the electricity margins, are mostly for short periods, and they are part of implementation of the risk management policy for each power plant, based on the specific power plant’s characteristics. The Fairview, Shore, Maryland and Towantic power plants, the increase in the gas and electricity prices were offset by the hedging plans of the CPV Group.

4.	The Valley power plant is not hedged for 2022 and was favorably impacted as a result of the increase in the gas and electricity prices.

5.
In the period of the report, planned and unplanned maintenance work was performed in active power plants in the United States, during an aggregate period of about 30 days. It is noted that during April and May 2022, planned maintenance work is expected to be performed in the power plants.

6.
The results of the Shore power plant were weaker than the results in the corresponding quarter last year, due to, among other things, conclusion of the Heat Rate Call Option in April 2021, which was signed at the project’s financial closing and included a fixed premium payment. As at the publication date of this report, a similar agreement is not expected to be signed.

7.
The functional currency of the CPV group is the dollar and, therefore, its results are impacted by changes in the dollar/shekel exchange rate. The change in the exchange rate of the shekel against the dollar in the three‑month periods ended March 31, 2022 and 2021 was an increase of 2.1% and 3.7%, respectively.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions)

	For the
	Three Months Ended
Category	3/31/2022	3/31/2021	Analysis

Cash flows provided by operating activities	91	78
Most of the increase stems from an increase in in the current operating activities, in the amount of about NIS 20 million, and from an increase in the in working capital, in the amount of about NIS 2 million.

On the other hand, there was a decrease in income from dividends from associated companies, in the amount of about NIS 9 million.

Cash flows used in investing activities	(278)	(376)
Most of the decrease in the cash flows used in investing activities stems from acquisition of the CPV Group in the first quarter of 2021, in the amount of about NIS 2,140 million.

This decrease was partly offset by an increase in the investing activities deriving from the fact that in the first of 2021 short‑term term deposits were released, and restricted cash, net, was released, in the amount of about 1,582 million and the amount of about 192 million, respectively. In addition, in the first quarter of 2021, the amount of about NIS 136 million was received in respect of repayment of partnership capital mainly due to sale of part of the holdings of the CPV Group in the Three Rivers project.

In addition, in the first quarter of 2022, there has been an increase in investments in projects in Israel, in the amount of about NIS 67 million, and investments in projects under construction in the CPV Group, in the amount of about NIS 58 million.

Cash flows provided by financing activities	123	812
Most of the decrease in cash flows provided by financing activities stems from a decrease in investments of holders of non‑controlling interests in the CPV Group, in the amount of about NIS 647 million. In addition, in the first quarter of 2021, the Company issued shares, for a net consideration of about NIS 346 million.

This decrease was partly offset by an increase deriving from partial repayment of loans in the CPV Group, in the amount of about NIS 148 million, in the first quarter of 2021 (mainly due to partial repayment of the seller’s loans). Also, in the first quarter of 2022 there was an increase in withdrawals from the Zomet financing agreement framework, in the amount of about NIS 156 million.

For additional details – see the Company’s condensed consolidated statements of cash flows in the Interim Statements.

As at March 31, 2022, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following table details the debt, cash and cash equivalents, deposits, debt service reserves and restricted cash, as at March 31, 2022 (in millions of NIS) of the Company and its subsidiaries:

	Debt	Debt from non- controlling interests		Restricted
	(including	(including	Cash	cash –	Other
	interest	interest	and cash	debt service	restricted
	payable)	payable)	equivalents	reserves	cash

The Company (1)	1,814	4	157	–	–
Rotem (2)	–	213	54	–	–
Hadera (3)	677	–	46	46	5
Zomet (4)	682	–	68	–	–
Gnrgy	4	–	17	–	–
Others in Israel (5)	–	1	90	–	2
Keenan (6)	301	–	4	–	–
Maple Hill	–	–	16	–	–
Others in the U.S. (7)	–	222	216	–	40
Total	3,478	440	668	46	47

Main changes in the three‑month period ended March 31, 2022:

(1)	The Company:

A.
Investments in subsidiaries and associated companies – the Company invested about NIS 115 million in projects of the CPV Group and in its projects, and about NIS 12 million in various other generation facilities located on the consumers’ premises.

B.	The Company repaid the amount of about NIS 10 million of the principal of the debentures (Series B).

(2)	Rotem repaid the amount of about NIS 68 million of the principal of its loans to the Company and to Veridis based on the ratio of their holdings in Rotem (including indirectly).

(3)	Hadera repaid the amount of about NIS 9 million of the principal of its loans.

(4)	Zomet withdrew about NIS 156 million from the long‑term loans framework in accordance with its financing agreement.

(5)	The balance of the cash in the “Others in Israel” category includes the cash balance in OPC Power Plants, in the amount of about NIS 82 million.

(6)	Keenan repaid the amount of about NIS 11 million out of the principal of its loans.

(7)
The amount of about NIS 12 million was transferred (indirectly) to the CPV Group in respect of a shareholders’ loan from financial investors (non‑controlling interests), which was provided by means of a loan that is not repaid on a current basis. For details regarding loans from the non‑controlling interests in the CPV Group – see Note 8B(4) to the Interim Statements. In addition, the holders of the non‑controlling interests invested (indirectly), by means of a transfer of equity capital, the amount of about NIS 37 million in projects of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

Main changes in the year of the report: (Cont.)

(8)	Fairview, an associated company of the Group, distributed the amount of about NIS 8 million to the CPV Group.

The following table details the debt, cash and cash equivalents, deposits, debt service reserves and restricted cash, as at December 31, 2021 (in millions of NIS) of the Company and its subsidiaries:

		Debt from non- controlling
	Debt	interests		Restricted
	(including	(including	Cash	cash –	Other
	interest	interest	and cash	debt service	restricted
	payable)	payable)	equivalents	reserves	cash

The Company	1,824	4	268	–	15
Rotem	–	227	53	–	–
Hadera	681	–	24	45	5
Zomet	528	–	74	–	–
Gnrgy	5	–	26	–	3
Others in Israel	–	1	106	–	–
Keenan	305	–	3	–	–
Maple Hill	–	–	45	–	–
Others in the U.S.	–	203	*132	–	*26
Total	3,343	435	731	45	49

*	The amount of about NIS 26 million was reclassified from “cash and cash equivalents” to “other restricted cash”. For additional details – see Note 2D to the Interim Statements.

The following table details the debt, cash and cash equivalents, deposits, debt service reserves and restricted cash, as at March 31, 2021 (in millions of NIS) of the Company and its subsidiaries:

			Cash and cash
	Debt	Debt from	equivalents	Restricted
	(including	non-	and	cash –	Other
	interest	controlling	short-term	debt service	restricted
	payable)	interests	deposits	reserves	cash

The Company	963	–	347	–	53
Rotem	1,074	–	156	79	48
Hadera	691	–	12	45	5
Zomet	184	–	19	–	–
Others in Israel	–	1	3	–	–
Keenan	236	–	38	–	–
Others in the U.S.	–	357	226	–	1
Total	3,148	358	801	124	107

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following data presents the share of the CPV Group in the debt, cash and cash equivalents, deposits and debt‑service reserves and other restricted cash of the associated companies as at March 31, 2022 (presented in millions of New Israeli Shekels):

	Rate of holdings		Cash and	Other
	of the	Debt (including	cash equivalents	restricted
Power plant	CPV Group	interest payable)	and deposits*	cash

Fairview	25%	466	3	31
Towantic	26%	482	16	64
Maryland**	25%	302	–	36
Shore**	37.53%	551	3	93
Valley	50%	912	4	142
Three Rivers	10%	250	1	73
Total		2,963	27	439

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

(**)	Historical debt‑service coverage ratio benchmark of 1:1 during the past 4 quarters. As at the date of the report, Maryland and Shore and in compliance with the benchmark (1.52 and 1.11, respectively).

The following data presents the share of the CPV Group in the debt, cash and cash equivalents, deposits and debt‑service reserves and other restricted cash of the associated companies as at December 31, 2021 (presented in millions of New Israeli Shekels):

	Rate of holdings		Cash and	Other
	of the	Debt (including	cash equivalents	restricted
Power plant	CPV Group	interest payable)	and deposits*	cash

Fairview	25%	515	3	53
Towantic	26%	483	1	62
Maryland	25%	288	–	34
Shore	37.53%	588	3	127
Valley	50%	898	–	119
Three Rivers	10%	220	–	70
Total		2,992	7	465

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

The following data presents the share of the CPV Group in the debt, cash and cash equivalents, deposits and debt‑service reserves and other restricted cash of the associated companies as at March 31, 2021 (presented in millions of New Israeli Shekels):

	Rate of holdings		Cash and	Other
	of the	Debt (including	cash equivalents	restricted
Power plant	CPV Group	interest payable)	and deposits*	cash

Fairview	25%	521	–	31
Towantic	26%	514	13	42
Maryland	25%	295	1	17
Shore	37.53%	589	–	107
Valley	50%	1,028	21	156
Three Rivers	10%	137	–	74
Total		3,084	35	427

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

As at the date of the report, the Company and its investee companies were in compliance with all the financial covenants provided in their financing agreements and trust certificates. Set forth below are the financial covenants for violation, relating to significant loans, that are based on the actual results46:

As at March 31, 2022

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series B)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA (as defined in the trust certificate) may not exceed 13	6.6
Minimum shareholders’ equity of NIS 250 million	NIS 2,411
A ratio of shareholders’ equity to total assets at a rate of not less than 17%	56%

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series C)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA (as defined in the trust certificate) may not exceed 13	6.6
Minimum shareholders’ equity of NIS 1,000 million	NIS 2,411
A ratio of shareholders’ equity to total assets (solo) at a rate of not less than 20%	56%
A ratio of shareholders’ equity to total assets (consolidated) at a rate of not less than 17%	38%

Covenants applicable to the Company in connection with the agreement for investment of equity in Hadera
The Company’s shareholders’ equity, up to the end of the warranty period of
the construction contractor may not drop below NIS 250 million	NIS 2,411
The ratio of the Company’s shareholders’ equity to total assets may not drop
below 20%	56%
From the commercial operation date of Hadera up to the end of the warranty
period of the construction contractor, the balance of the cash may not drop below	Cash balance higher
NIS 50 million or a bank guarantee in the amount of NIS 50 million	than NIS 50 million

[46]	For a description of the material financial covenants of the Company and the investee companies – see Sections 7.18.2 and 10.4 to Part A of the Periodic Report for 2021.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Significant Events in the Year of the Report and Thereafter

For details – see Section 1 above and Section 13 to the Report below and Notes 1, 6, 7, 8 and 9 to the Interim Statements.

9.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

10.	Debentures (Series B) and Debentures (Series C)

10.1	Set forth below are details regarding the Company’s debentures (Series B):

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance (including expansion of the series made in October 2020)	About NIS 956 million par value
Nominal value on the date of the report	About NIS 927 million par value
Nominal value after revaluation based on the linkage terms	About NIS 956 million par value
Amount of the interest accrued as included in the Interim Statements as at March 31, 2022	–
The fair value as included in the Interim Statements and the stock market value as at March 31, 2022	About NIS 1,064 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).

The interest payments are to be made in respect of the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

10.	Debentures (Series B) and Debentures (Series C) (Cont.)

10.1	Set forth below are details regarding the Company’s debentures (Series B): (Cont.)

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from February 2020 which was reconfirmed in October 2020 in connection with expansion of the series. In July and September 2021, the rating was reconfirmed.
See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383), April 20, 2020 (Reference No.: 2020‑01‑035221), October 3, 2020 (Reference No.: 2020‑01‑107493), October 4, 2020 (Reference No.: 2020‑01‑107604) and September 2, 2021 (Reference No.: 2021‑01‑075907).

Pledged assets
None.

There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

10.	Debentures (Series B) and Debentures (Series C) (Cont.)

10.2	Set forth below are details regarding the Company’s debentures (Series C):

Name of the series	Series C
Issuance date	September 9, 2021
Total nominal value on the date of issuance	About NIS 851 million par value
Nominal value on the date of the report	About NIS 851 million par value
Nominal value after revaluation based on the linkage terms	The debentures are not linked.
Amount of the interest accrued as included in the Interim Statements as at March 31, 2022	About NIS 2 million.
The fair value as included in the Interim Statements and the stock market value as at March 31, 2022	About NIS 803 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.5%.
Principal payment dates	12 unequal semi-annual payments, to be paid on February 28 and August 31 of each of the years from 2024 to 2030 (inclusive), except for 2028.
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series C) is payable commencing from February 2022 twice a year on February 28 and on August 31 of each of the years from 2022 to 2030 (inclusive).

The interest payments are to be made in respect of the period of six months that ended on the last day prior to the relevant interest payment date, and is to be in the amount of the annual interest divided by 2, except for the first interest payment that is to be made on February 28, 2022 and will be paid for the period that commenced on the first trading day after the tender date of the debentures (Series C) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

10.	Debentures (Series B) and Debentures (Series C) (Cont.)

10.2	Set forth below are details regarding the Company’s debentures (Series C): (Cont.)

Linkage basis and terms	The principal of the debentures (Series C) and the interest thereon are not linked to the Consumer Price Index (CPI) or any currency whatsoever.
Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by Maalot from August 2021 which was reconfirmed in September 2021.
See the Company’s Immediate Reports dated July 19, 2021 (Reference No.: 2021‑01‑119229) and September 2, 2021 (Reference No.: 2021‑01‑075907).

Pledged assets
None.

There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series B and Series C) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors

Corporate Governance

11.	Contributions Policy

11.1	The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education.

11.2	As part of the Company’s policy for charitable contributions, in the period of the report the Company did not make contributions in excess of NIS 50 thousand.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: May 24, 2022